

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 9, 2018

Via E-mail
Steven Ross
Chief Financial Officer
Morgan Stanley Smith Barney Spectrum Technical L.P.
c/o Ceres Managed Futures LLC
522 Fifth Avenue
New York, New York 10036

> **Re:** **Morgan Stanley Smith Barney Spectrum Technical L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **File No. 000-26338**

Dear Mr. Ross:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities